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CENNTRO ELECTRIC GROUP LIMITED (ACN 619 054 938)

Your Internet vote authorizes the named proxies to vote your ordinary shares in Cenntro Electric Group Limited (Company) in the same manner as if you marked, signed and returned your proxy form. Votes submitted electronically over the Internet must be received by 8 a.m. Eastern Daylight Time, on Sunday, 29 May 2022 (8 p.m., Shanghai Time, on Sunday, 29 May 2022) (10 p.m., Australian Eastern Time, on Sunday, 29 May 2022)

INTERNET – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY FORM
THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" RESOLUTIONS 1-13.

STEP 1: SHAREHOLDER DETAILS
Please complete the following details prior to returning the Proxy Form.

____
Name of shareholder

____
Address of shareholder

STEP 2: APPOINTMENT OF PROXY
I/We being a shareholder(s) of the Company and entitled to attend and vote at the Meeting hereby:
☐ **Appoint the Chairman of the Meeting as my/our proxy (mark this box)**

OR if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name and email of the person or body corporate (excluding the registered shareholder) you are appointing as your proxy in the below space. An email will be sent to your appointed proxy with details on how to attend the Meeting.

____
Name

____
Email

Or, failing the person or body corporate named, or if no person or body corporate is named, the Chairman of the Meeting, as my/our proxy to act on my/our behalf (including to vote in accordance with the following directions or, if no directions have been given and to the extent permitted by the law, as the proxy sees fit) at the Annual General Meeting of the Company to be held at the Hyatt Regency Jacksonville Riverfront, 225 East Coastline Drive, Jacksonville, FL 32202, USA on **Tuesday, 31 May 2022 at 8 a.m. (Eastern Daylight Time) (Tuesday, 31 May 2022 at 8 p.m. (Shanghai Time) and Tuesday, 31 May 2022 at 10 p.m. (Australian Eastern Time))** (the **Meeting**) and at any postponement or adjournment of the Meeting.

Important for Resolutions 3 through 13: If the Chairman of the Meeting is your proxy, either by appointment or by default, and you have not indicated your voting intention below, then by submitting this Voting Form, you expressly authorise the Chairman of the Meeting to exercise the proxy in respect of Resolutions 3 through 13, even though the Resolutions are connected directly or indirectly with the remuneration of a member of the Company's Key Management Personnel **(KMP), unless you are not eligible to cast a vote on such matter. The Chairman of the Meeting intends to vote undirected proxies in favor of each Resolution.**

Please indicate whether your named proxy, if other than the Chairman of the Meeting, is a member of the Company's KMP (as defined in the Notice of Meeting) or a Closely Related Party (as defined in the Notice of Meeting) of a member of the Company's KMP.
YES☐ NO ☐

The notice of the annual general meeting and accompanying explanatory memorandum are available at https://www.cstproxy.com/cenntro/2022.

STEP 3: VOTING DIRECTIONS

Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the Meeting. Please read the voting instructions overleaf before marking any boxes below.

Please mark your votes like this **X**

RESOLUTIONS:

Resolution	FOR	AGAINST	ABSTAIN*
1. Election of Mr. Benjamin Ge as Class III Director.	☐	☐	☐
2. Appointment of Wis Audit Pty Ltd as Auditor for the purposes of the Company's ASIC Audited Financial Statements (as defined in the Notice of Meeting).	☐	☐	☐
3. Approval of Cenntro Electric Group Limited 2022 Stock Incentive Plan and approval of provision of potential termination benefits under the 2022 Stock Incentive Plan	☐	☐	☐

	YES	NO
3.a. In connection with Resolution 3, please indicate whether you are a member of the Company's KMP (as defined in the Notice of Meeting), a Closely Related Party (as defined in the Notice of Meeting) of such KMP, or a participant or potential participant of the Cenntro Electric Group Limited 2022 Stock Incentive Plan by marking the 'YES' box if you are such a person or the 'NO' box if you are not such a person.	☐	☐

Resolution	FOR	AGAINST	ABSTAIN*
4. Approval of Cenntro Electric Group Limited 2022 Employee Stock Purchase Plan and approval of provision of potential termination benefits under the 2022 Employee Stock Purchase Plan.	☐	☐	☐

	YES	NO
4.a. In connection with Resolution 4, please indicate whether you are a member of the Company's KMP (as defined in the Notice of Meeting), a Closely Related Party of such KMP, or a participant or potential participant of the Cenntro Electric Group Limited 2022 Employee Stock Purchase Plan by marking the 'YES' box if you are such a person or the 'NO' box if you are not such a person.	☐	☐

Resolution	FOR	AGAINST	ABSTAIN*
5. Approval of a grant to Mr. Edmond Cheng under the 2022 Plan (as defined in the Notice of Meeting) of an option to purchase 1,297,063 Shares	☐	☐	☐

	YES	NO
5.a In connection with Resolution 5, please indicate whether you are Mr. Cheng or an associate of Mr. Cheng.	☐	☐

Resolution	FOR	AGAINST	ABSTAIN*
6. Approval of a grant to Mr. Peter Wang under the 2022 Plan (as defined in the Notice of Meeting) of an option to purchase 3,500,000 Shares	☐	☐	☐

	YES	NO
6.a. In connection with Resolution 6, please indicate whether you are Mr. Wang or an associate of Mr. Wang.	☐	☐

Resolution	FOR	AGAINST	ABSTAIN*
7. Approval of a grant to Ms. Marianne McInerney under the 2022 Plan (as defined in the Notice of Meeting) of an option to purchase 600,000 Shares.	☐	☐	☐

	YES	NO
7.a. In connection with Resolution 7, please indicate whether you are Ms. McInerney or an associate of Ms. McInerney.	☐	☐

Resolution	FOR	AGAINST	ABSTAIN*
8. Approval of a grant to Mr. Tony Tsai under the 2022 Plan (as defined in the Notice of Meeting) of an option to purchase 150,000 Shares.	☐	☐	☐

	YES	NO
8.a. In connection with Resolution 8, please indicate whether you are Mr. Tsai or an associate of Mr. Tsai.	☐	☐

Resolution	FOR	AGAINST	ABSTAIN*
9. Approval of a grant to Mr. David Ming He under the 2022 Plan (as defined in the Notice of Meeting) of an option to purchase 150,000 Shares.	☐	☐	☐

	YES	NO
9.a. In connection with Resolution 9, please indicate whether you are Mr. He or an associate of Mr. He.	☐	☐

Resolution	FOR	AGAINST	ABSTAIN*
10. Approval of a grant to Mr. Chris Thorne under the 2022 Plan (as defined in the Notice of Meeting) of an option to purchase 100,000 Shares.	☐	☐	☐

	YES	NO
10.a. In connection with Resolution 10, please indicate whether you are Mr. Thorne or an associate of Mr. Thorne.	☐	☐

Resolution	FOR	AGAINST	ABSTAIN*
11. Approval of a grant to Mr. Joe Tong under the 2022 Plan (as defined in the Notice of Meeting) of an option to purchase 100,000 Shares.	☐	☐	☐

	YES	NO
11.a In connection with Resolution 11, please indicate whether you are Mr. Tong or an associate of Mr. Tong.	☐	☐

Resolution	FOR	AGAINST	ABSTAIN*
12. Approval of a grant to Mr. Justin Davis-Rice under the 2022 Plan (as defined in the Notice of Meeting) of an option to purchase 100,000 Shares.	☐	☐	☐

	YES	NO
12.a. In connection with Resolution 12, please indicate whether you are Mr. Davis-Rice or an associate of Mr. Davis-Rice.	☐	☐

Resolution	FOR	AGAINST	ABSTAIN*
13. Approval of a grant to Mr. Benjamin Ge under the 2022 Plan (as defined in the Notice of Meeting) of an option to purchase 100,000 Shares.	☐	☐	☐

	YES	NO
13.a. In connection with Resolution 13, please indicate whether you are Mr. Ge or an associate of Mr. Ge.	☐	☐

* If you mark the Abstain box for a particular Resolution, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

This Proxy Form should be signed by the shareholder. If a joint holding, both shareholders should sign. If signed by the shareholder's attorney, the power of attorney must have been previously noted by the Company's registry or a certified copy attached to this Proxy Form. If executed by a company, the form must be executed in accordance with the company's constituent documents and relevant laws.

CONTROL NUMBER

Signature____________________ **Signature, if held jointly**____________________ **Date**____________, **2022**

Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.